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                                                                  Exhibit (a)(9)



                                [MDH Letterhead]



                                                                October 15, 1997


Dear Shareholder:

By this letter, you are hereby notified that your shares of Medical Defense Holding Co. ("MDH") that you attempted to tender pursuant to Medical Defense Holding Co.'s Offer to Purchase dated August 8, 1997 (the "Offer") will not be accepted for purchase because a properly completed letter of transmittal was not received.

The Offer terminated in accordance with its terms at 5:00 p.m., Central Time, on October 3, *1997. At such time, 1,721,445 shares of MDH Preferred Stock were properly tendered in the Offer and accepted. The purchase price in the Offer, determined through a "dutch auction" procedure, yielded a price for the shares properly tendered of $.40 per share.

The Board of Directors of MDH appreciates your interest in the Offer. The Board will continue to explore alternatives to increase liquidity for holders of the Preferred Stock, including, perhaps, other repurchase programs by MDH from time to time.

                                    Very truly yours,


                                    /s/ Ronald G. Benson
                                    Ronald G. Benson
                                    Chief Executive Officer

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